FOR IMMEDIATE RELEASE                                  Contact:  John C. Firth
                                                       Executive Vice President
                                                       and General Counsel
                                                       (219) 243-6616

                 QUALITY DINING REJECTS REVISED NBO TENDER OFFER


MISHAWAKA, Ind. - June 9, 2000 - Quality Dining, Inc. (Nasdaq/NM: QDIN) announced today that its Board of Directors has unanimously recommended that the Company's shareholders reject a revised hostile tender offer from NBO, LLC.

"There is essentially nothing new in NBO's offer of June 5," said Daniel B. Fitzpatrick, chairman, president and chief executive officer of Quality Dining. "After careful review, the Board continues to view NBO's $5.00 per share tender offer as inadequate and not in the best interests of the Company or its shareholders.

In a letter to David W. Schostak of NBO, the Board wrote that it continues to consider the $5.00 per share tender offer "highly conditional and, in effect, illusory. Dropping one condition from your (prior) offer, and giving superficial dismissal to the significant hurdles presented by the Company's indebtedness and franchise agreements, do not alter the fact that your offer, as currently structured, cannot, in the Board's view, be properly financed."

"In simple terms, the Company is not for sale," Fitzpatrick said. "Having already been rejected by our shareholders in its failed proxy fight, NBO should recognize that it's time to stop wasting the Company's energy and resources on this futile quest."

In response to a hostile bid that NBO commenced on May 9, Quality Dining's Board of Directors concluded that the offer was inadequate, unlikely to succeed and not in the best interests of the Company or its shareholders. Among the factors the Board considered was an opinion from its financial advisor, McDonald Investments Inc., that the tender offer price was inadequate to shareholders from a financial point of view. NBO submitted its revised tender offer on June 5.


EDITOR'S NOTE: Attached is the full text of the Board of Directors' letter to David W. Schostak of NBO, LLC.

Quality Dining owns the Grady's American Grill(R), Papa Vino's Italian Kitchen(TM) and Spageddies Italian Kitchen(R) concepts and operates Burger King(R) restaurants and Chili's Grill & Bar(R) restaurants as a franchisee. As of April 3, 2000 the Company operates 36 Grady's American Grill restaurants, 5 Papa Vino's Italian Kitchen restaurants, 3 Spageddies Italian Kitchen restaurants, 71 Burger King restaurants and 29 Chili's Grill & Bar restaurants.


This press release contains certain forward-looking statements, including statements about the Company's development plans, that involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are the following: the availability and cost of suitable locations for new restaurants; the availability and cost of capital to the Company; the ability of the Company to develop and operate its restaurants; the hiring, training and retention of skilled corporate and restaurant management and other restaurant personnel; the integration and assimilation of acquired concepts; the overall success of the Company's franchisors; the ability to obtain the necessary government approvals and third-party consents; and changes in governmental regulations, including increases in the minimum wage.